CANADIAN WESTERN BANK

June 5, 2014

Dejour Energy (Alberta) Ltd.
c/o Dejour Energy Inc.
#598 – 999 Canada Place
Vancouver, BC V6C 3E1

ATTENTION:	**Mr. David Matheson** **Chief Financial Officer**	**Mr. Robert Hodgkinson** **Co-Chairman and CEO**

Dear Sirs:

RE: CREDIT FACILITIES – CANADIAN WESTERN BANK / DEJOUR ENERGY (ALBERTA) LTD.

We are pleased to advise that Canadian Western Bank has approved the following amended Credit Facilities for Dejour Energy (Alberta) Ltd., subject to the terms and conditions of the accepted Commitment Letter dated March 25, 2013 and the amending Commitment Letters dated June 5, 2013, December 16, 2013, January 28, 2014 and February 18, 2014, which terms and conditions will remain in full force and effect, as amended below.

BORROWER: **DEJOUR ENERGY (ALBERTA) LTD.** (the "**Borrower**").

GUARANTOR: **DEJOUR ENERGY INC.** and **DEJOUR ENERGY (USA) CORP.** (collectively the "**Guarantor**").

The Borrower and the Guarantor are collectively referred to as "**Loan Parties**", and each, a "**Loan Party**".

LENDER: **CANADIAN WESTERN BANK** (the "**Bank**").

CREDIT FACILITY A: **REVOLVING REDUCING OPERATING DEMAND LOAN** (the "**Credit Facility A**").

MAXIMUM AMOUNT: $2,900,000. (the "Availability A")

INTEREST RATE: **Prime Rate Loans**

The Borrower shall pay interest calculated daily and payable monthly, not in advance, on the outstanding principal amount of Prime Rate Loans drawn under Credit Facility A at a rate per annum equal to the Prime Rate plus three percent per annum (Prime Rate + 3.0% p.a.). Interest at the aforesaid rate shall be due and payable on the first day of each and every month until all amounts owing to the Bank are paid in full. Interest shall be paid via automatic debit to the Borrower's account at the Calgary Branch of the Bank.

As of this date, the Bank's Prime Rate is 3.00% per annum.

SECURITY:

The following security (the "Existing Security") has been completed, duly executed, delivered, perfected and registered, where necessary, to the entire satisfaction of the Bank and its counsel.

1. $10,000,000 Debenture with a first floating charge over all assets of the Borrower (first security interest in personal property) with an undertaking to provide fixed charges on the Borrower's petroleum and natural gas properties at the request of the Bank, and pledge of such Debenture;

2. Supplemental Debenture with fixed charges on the Borrower's Drake/Woodrush, BC petroleum and natural gas property;

3. Revolving Credit Agreement in the amount of $3,700,000 by the Borrower;

4. General Assignment of Book Debts by the Borrower;

5. evidence of insurance coverage in accordance with industry standards designating the Bank as first loss payee in respect of the proceeds of the insurance and an additional insured;

6. appropriate title representation from the Borrower (officer's certificate as to title) including a schedule of petroleum and natural gas reserves described by lease (type, date, term, parties), legal description (wells and spacing units), interest (working interest or other APO/BPO interests), overrides (APO/BPO), gross overrides, and other liens, encumbrances, and overrides;

7. evidence of extra-provincial registrations of the Borrower where applicable;

8. Full Liability Guarantee provided by Dejour Energy Inc. supported by:

    a) $10,000,000 Debenture with a first floating charge over all assets of the Dejour Energy Inc. (first security interest in personal property) with an undertaking to provide fixed charges on the Dejour Energy Inc.'s petroleum and natural gas properties at the request of the Bank, and pledge of such Debenture;

9. Subordination/Postponement Agreement regarding loan payable to Dejour Energy Inc.;

10. Unlimited Guaranty Agreement provided by Dejour Energy (USA) Corp. supported by:

    a. Second Charge Mortgage, Assignment of Production, Security Agreement and Financing Statement; and

11. legal opinion of the Bank's counsel.

The following security (the "Additional Security") shall be completed, duly executed, delivered, perfected and registered, where necessary, to the entire satisfaction of the Bank and its counsel, and shall form part of the Security.

1. Commitment Letter dated June 5, 2014; and

2. such other security, documents, and agreements that the Bank or its legal counsel may reasonably request.

The Existing Security and Additional Security (together the "**Security**") to be perfected/registered, at a minimum, in the Province of Alberta and British Columbia in

a first priority position, and in a second position in such jurisdictions in the United States as required, subject only to Permitted Encumbrances. All present and future Security shall be held by the Bank as continuing security for all present and future debts, obligations and liabilities (whether direct or indirect, absolute or contingent) of the Loan Parties to the Bank including without limitation for the repayment of all loans and advances made herein and for other loans and advances that may be made from time to time in the future whether herein or otherwise. The Security shall be in form and substance satisfactory to the Bank and its counsel.

REPRESENTATIONS AND WARRANTIES:

Each Loan Party represents and warrants to the Bank (all of which representations and warranties each Loan Party hereby acknowledges are being relied upon by the Bank in entering into this Commitment Letter) that:

1. there has been no adverse material change in the financial position of any Loan Party since the date of its most recent consolidated and non-consolidated financial statements dated December 31, 2013 which were furnished to the Bank. Such financial statements fairly present the financial position of each Loan Party at the date that they were drawn up.

CONDITIONS PRECEDENT:

Prior to each advance under Credit Facility A, the Borrower shall have provided, executed or satisfied the following, to the Bank's satisfaction (collectively with all other conditions precedent set out in this Commitment Letter, called the "**Conditions Precedent**"):

1. all Additional Security shall be duly completed, authorized, executed, delivered by each Loan Party which is a party thereto, and perfected and registered, all to the satisfaction of the Bank and its counsel;

2. no further Default or Event of Default shall exist other than the acknowledged Adjusted Working Capital breach as of December 31, 2013;

3. no Material Adverse Effect has occurred with respect to any Loan Party or the Security;

4. all representations and warranties of each Loan Party shall be true and correct; and

5. any other document that may be reasonably requested by the Bank.

The above conditions are inserted for the sole benefit of the Bank, and may be waived by the Bank in whole or in part (with or without terms or conditions) in respect of any particular Advance, provided that any waiver shall not be binding unless given in writing and shall not derogate from the right of the Bank to insist on the satisfaction of any condition not expressly waived in writing or to insist on the satisfaction of any condition waived in writing which may be requested in the future.

REVIEW:

Without detracting from the demand nature of the Credit Facilities, the Credit Facilities are subject to periodic review by the Bank periodically in its sole discretion (each such review is referred to in this Commitment Letter as a "**Review**") and at a minimum will be reviewed on an annual basis. The Annual Review is scheduled on or before June 20, 2014, but may be set at an earlier or later date at the sole discretion of the Bank.

EXPIRY DATE:

This Commitment Letter is open for acceptance until June 10, 2014 (as may be extended from time to time as follows, the "**Expiry Date**") at which time it shall expire unless extended by mutual consent in writing. We reserve the right to cancel this Commitment Letter at any time prior to acceptance.

If the foregoing terms and conditions are acceptable, please sign two copies of this Commitment Letter and return one copy to the Bank by the Expiry Date. This Commitment Letter may be executed in any number of counterparts and delivered by facsimile or other electronic copy, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

Sincerely,

CANADIAN WESTERN BANK

Daryl Anderson Senior Manager, Energy Lending Group	Tim Bacon Director, Energy Lending Group

AGREED AND ACCEPTED this 11th day of June, 2014.

DEJOUR ENERGY (ALBERTA) LTD., as Borrower

Per: Name: Title:	Per: Name: D.H. MATHESON Title: CFO

DEJOUR ENERGY INC., as Guarantor

Per: Name: Title:	Per: Name: D.H. MATHESON Title: CFO

DEJOUR ENERGY (USA) CORP., as Guarantor

Per: Name: Title:	Per: Name: D.H. MATHESON Title: CFO

APPENDIX A

CREDIT:	Daryl Anderson Senior Manager, Energy Lending Group Direct: (403) 750-3598 Cell: (403) 554-4870 Facsimile: (403) 264-1619 Email: Daryl.Anderson@cwbank.com	Tim Bacon Director, Energy Lending Group Direct: (403) 750-3579 Cell: (403) 701-8492 Facsimile: (403) 264-1619 Email: Tim.Bacon@cwbank.com	
ADMINISTRATION:	L/C/Gs; Visa; Loan / Account Balances; Payments; Bank Drafts; Bank Confirmations; General	Account Representative: Telephone: Facsimile: E-mail:	Monique Thompson (403) 268-7841 (403) 750-3596 Monique.Thompson@cwbank.com
		Account Representative: Telephone: Facsimile: E-mail:	Mayra Mercado O'Brien (403) 750-3583 (403) 750-3596 Mayra.Mercado@cwbank.com
BRANCH:	Calgary Main Branch #100, 606 – 4 Street SW T2P 1T1	Telephone: Facsimile:	(403) 262-8700 (403) 262-4899
BUSINESS ACCOUNTS	Order Cheques; Current Account Documents/ Operations; Signing Authorities; Rates; Investments; Customer Automated Funds Transfer (CAFT)	Account Representative: Telephone: Facsimile: E-mail	Anita Latif (403) 750-3576 (403) 750-4899 Anita.Latif@cwbank.com
INTERNET BANKING	Loan/Account Balances; Traces; Stop Payments, List of Current Account Transactions; Pay Bills; Transfer Between Accounts; Exchange Rates Quotes	Website:	www.CWBANK.com
OTHER:	Personal/ Retail Banking	Manager: Telephone: Facsimile: E-mail:	William Lee (403) 268-7842 (403) 262-4899 William. Lee@cwbank.com
VALIANT TRUST:	Corporate Trust Services; Stock Transfer Agent; Employee Incentive Plans	Website: Contact: Telephone: Cell: Facsimile: E-mail:	www.VALIANTTRUST.com Les Stastook Director, Business Development (403) 781-8754 (403) 818-6244 (403) 233-2857 Les.Stastook@valianttrust.com